

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 4, 2008

Mr. Wallace Macmillan
Vice President - Financial
Central European Media Enterprises Ltd.
Clarendon House, Church Street
Hamilton, HM CX Bermuda

> **Re:** **Central European Media Enterprises Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
>
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2007**
> **File No. 0-24796**

Dear Mr. Macmillan:

We have reviewed your supplemental response letter dated January 18, 2008 as well as your filing and have the following comments. As noted in our comment letter dated December 18, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2006

21. Commitments and Contingencies, page 145
Contingencies, page 147

1.   We refer to your response to our prior comment 6. We note per page 147 with regard to the Global Communications Disputes that on July 12, 2006 a lower commercial court issued a judgment in favor of Global Communications for the full amount of the counterclaim. The counterclaim was for HRK 68.0 million (approximately US$ 12.2 million). In addition, the lower commercial court issued a judgment on August 1, 2006 in favor of Global Communications' separate claim for the full amount of that claim. We also note that it appears that you have not established a reserve relating to this matter. Given that judgments were issued against you it appears that the outcome is at least probable. It also appears that a provision can be reasonably estimated or at least a range of loss can be disclosed. Please revise or advise.

2. We refer to your response to our prior comment 6. We note per page 148 with regard to the Former Shareholder Dispute that in August 28, 2006 you received a lower court decision of an injunction against you. Although you appealed this decision, the appellate commercial court upheld the lower court's judgment on November 21, 2006. On November 6, 2006, you were notified of a request for a further injunction that would prohibit you from taking any actions to decrease the value of OK and require the management of OK to report to a delegate of the former shareholders. We also note that it appears that you have not established a reserve relating to this matter. Given that an appellate court has ruled against you, it appears the outcome is at least probable. If you are not able to accrue a reasonable estimate, you should at least disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. If you cannot make an estimate of the possible loss or range of loss regarding this judgment, tell us why. Please revise or advise.

Please respond to these comments EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director